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                                                             EXHIBIT 21

                    SUBSIDIARIES OF THE REGISTRANT

     The following is a list of the Company's subsidiaries as of December 31, 1999, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

     G. D. Searle & Co. (Delaware)

     DEKALB Genetics Corporation (Delaware)

     Monsanto International Sales Company, Inc. (Virgin Islands)